FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2008

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press release, dated August 14, 2008, regarding financial results for the period ended June 30, 2008

For Immediate Release
Contact:
María Paz Yañez
Planning & Control Manager
Phone: (56-2) 351-1209
Fax: (56-2) 679-2320
E-mail: myanezm@afpprovida.cl

Santiago, Chile – August 14, 2008 – AFP PROVIDA (NYSE: PVD) announces its consolidated financial results for the period ended June 30, 2008. All figures are expressed in constant Chilean pesos and are prepared in accordance with the Chilean Generally Accepted Accounting Principles (Chilean GAAP). Figures as of June 30, 2007 are inflation adjusted by the year on year CPI figure of 8.9%.

AFP PROVIDA S.A. reports its results for the Half ended June 30, 2008

GENERAL HIGHLIGHTS FOR THE FIRST HALF OF 2008

Ü
In the first half of 2008 (1H08), the net income was Ch$14,584.9 million, a 47.9% or Ch$13,389.3 million lower than the net income recorded in the first half of 2007 (1H07). This result was attained by lower operating income recorded in the period since the positive evolution of 4.8% in the core business (fee income minus operating expenses), resulting from the growth recorded by fee income, was not enough to offset losses on mandatory investments. The non-operating component of this result generated a lower loss in the period, basically due to higher other income (expenses) net and lower interest expenses, which were partially offset by higher losses in price level restatement affected by both a higher inflation applied and the negative effect of foreign exchange rate.

Ü
With respect to the operating income, this amounted to Ch$20,958.6 million, lower in Ch$16,609.2 million (44.2%) with respect to the 1H07, basically as a result of losses on mandatory investments (Ch$17,634.5 million) due to lower returns observed in local and foreign stocks markets. Regarding revenues, it is important to highlight the increase in fee income (Ch$10,718.1 million) stemming from the real growth in salary base and the increase in variable fee charged over clients’ taxable salaries commencing February 2008; adding higher other operating revenues mainly related to fees from AFP Genesis. Regarding expenses, the period recorded a higher life and disability insurance premium due to the higher salary base and the increase in the casualty rate because of both, mortality tables updating that increased the cost of casualties, and the effect of the negative returns of pension funds that increases the differential of costs that the AFP must cover.

Starting February 2008, AFP Provida in light of the mortality tables updating to calculate the cost of survival and disability casualties, increased from 2.39% to 2.59% its variable fee and the temporary premium grew from 0.70% to 1.00%, both charged over the salary base of clients.

Ü
In non-operating terms, the 1H08 recorded a loss of Ch$3,186.7 million, lower in Ch$508.2 million than the loss recorded in the same period of last year. This deviation was basically sustained by higher other income (expenses) net, given that the 1H07 incorporated the close of certain judicial contingencies; adding lower interest expenses as a consequence of lower balance in the short term banking debt, and higher profits in related companies. The higher losses in price level restatement partially offset the latter, because of the higher inflation applied in the period and the negative effect of the Chilean peso depreciation against the dollar in the debt maintained with Provida Internacional.

Ü
Since Provida became the sole shareholder in AFP Genesis (Ecuador) Provida’s financial statements are consolidated with this subsidiary, which implied to acknowledge in different components of its results, a net income of Ch$892.3 million in the 1H08, representing an increase of 32.7% with respect to the same period of last year.

Ü
As of June 30, 2008, Provida continued leading the Chilean pension fund industry in terms of assets under management, totaling US$32,722.4 million equivalent to a market share of 30.9%. Also, Provida is a leader in terms of clients with an average portfolio of 3.4 million affiliates and 1.8 million of contributors in the 1H08, representing a 41.9% and 40.7% of the market, respectively.

GENERAL HIGHLIGHTS FOR THE SECOND QUARTER OF 2008

Ü
Net income for the second quarter of 2008 (2Q08) amounted to Ch$12,684.1 million, lower in Ch$3,155.1 million or 19.9% with respect to the second quarter of 2007 (2Q07). This result was partly sustained by lower operating revenues, despite the outstanding growth of 22.9% recorded by the core business, since higher fee income were accompanied by a more moderate growth in expenses, but, it was not enough to offset lower gains on mandatory investments. The non-operating result recorded a loss higher than the one recorded in the 2Q07, basically due to higher losses in price level restatement, which was partially offset by other income (expenses) net.

Ü
The operating income amounted to Ch$19,386.7 million in 2Q08, lower in Ch$2,477.4 million or 11.3%, as a result of lower gains on mandatory investments (Ch$4,812.4 million) resulting from lower returns exhibited by local stock markets. With respect to revenues, the growth of fee income was highlighted (Ch$5,813.0 million) due to both, the increase in salary base, as well as, the rise of the variable fee applied over the clients’ taxable salaries. Likewise, the operating expenses increased as a consequence of the higher life and disability insurance premium, affected by a higher salary base and the rise of the casualty rate.

Ü
In non operating terms, the 2Q08 recorded a loss of Ch$4,379.7 million, higher in Ch$1,630.5 million or 59.3% than the loss recorded in the same period of the last year. This result was basically due to the outcome of losses in price level restatement given the depreciation of the Chilean peso against the dollar; adding lower profits attained by related companies, mainly affected by foreign subsidiaries. The latter was partially offset by higher other income (expenses) net, since the 2Q07 included the close of certain judicial contingencies.

AFP PROVIDA, leading company in the Chilean pension fund industry, provides pension fund management and related services throughout the country and has invested in similar companies in Peru, Ecuador and Mexico. In July 1999, PROVIDA was incorporated into the financial holding BBVA Group that enjoys pride of place in the pension fund industry and is one of the principal financial conglomerates in Latin America.
	June	Market
Business Drivers	2008	Share

Average number of affiliates	3,420,237	41.9%
Average number of contributors	1,810,599	40.7%
Average number of pensioners	399,604	38.1%
Average collection base (US$ Million)	1,155	33.7%	(1)
AUM (US$ Million)	32,722	30.9%
Average real return of Pension Fund (Acum 1H08)	-3.90%
Pension Fund Type A real return (Acum 1H08)	-7.30%
Pension Fund Type B real return (Acum 1H08)	-4.70%
Pension Fund Type C real return (Acum 1H08)	-3.01%
Pension Fund Type D real return (Acum 1H08)	-0.95%
Pension Fund Type E real return (Acum 1H08)	-0.18%

	June	Market
Other Variables	2008	Share
Average number of branches	113	43.5%
Average number of administrative employees	1,027	29.2%	(2)
Average number of sales agents	606	22.8%	(2)
(1) Market Share as of May, 2008	(2) Market Share as of March, 2008

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS FOR THE FIRST SEMESTER OF 2008

The monthly economic indicator (IMACEC) recorded a growth of 5.0% in June with respect to the same month of the last year. The cycle trend registered an annualized expansion of 5.9%. In the result achieved during the month, the activities positively contributing were commerce, communications and the increase of the added value of electric generation.

The latest figures are consistent with the projections made by the Central Bank for 2008, situating the economic growth in a range between 4% and 5%. Likewise, the Research Department of BBVA Chile anticipates an expansion of 4.3% in the economic activity for this year; where the second half of the year would be boosted by the start up of the copper mine "Gaby" and a higher hydroelectric generation.

Regarding foreign trade, the balance of trade accrued a positive balance of US$10,275.5 million in the first half of 2008, lower in 31.0% with respect to the same period of 2007. The semester recorded exports for US$38,306.7 million, a growth of 10.2% with respect to the 1H07, while imports totaled US$28,031.1 million, higher in 41.0%.

Exports were affected by lower production of copper given the conflicts with the State’ copper company (Codelco). Besides, the imports demand increased, basically referred to investments goods for mining and energy sectors, as a result of the favorable prices context given the Chilean peso appreciation against the dollar.

Besides, the consumer price index (IPC) recorded a variation of 1.5% in June 2008 accruing an inflation of 4.3% in the first six months of the year and a 9.5% in twelve months. The main sectors contributing to this increase were transport and food. Since the accrued inflation is the outcome of an external shock, the Research Department of BBVA Chile expects that inflation could slightly decrease until be around 7.5% at the close of 2008.

In relation to the labor market, the mobile quarter April-June 2008 recorded an unemployment rate of 8.4%, implying an increase of 1.5 percent points with respect to the same quarter of the last year, and an increase of 0.4 percent points with respect to the last quarter. This variation is the outcome of a strong increase of 4.6% in the labor force in twelve months (7,186,130 workers), and especially of the growth of the female participation that has reached historical levels during the latest months. The latter has a great relevance since not only increases the potential production of economy and adds an extra income to families, but also limits the transfer of the prices shock to salaries.

The estimation of the occupied workers amounted to 6,583,130 people, implying a twelve-month increase of 2.9%, that is, an increase of 185,430 new jobs, being the salaried category and commerce sector and financial services, the main boosters for employment growth in twelve months.

As mentioned in the last press release (April 30, 2008), the Pension Reform Law Nº20,255 started to grant its first benefits on July 1, 2008 related to the Solidarity Principle: solidarity basic senior pension, solidarity pension for disability, solidarity senior pension contribution and solidarity pension contribution for disability.

Since October 1, 2008 those benefits related to the following matters will start to be implemented:

-	Pension benefits: subsidies to the employer that hire low-income young workers; elimination of fixed fee; voluntary affiliation to the system.
-
Voluntary pension savings (APV): employers could agree with an AFP or authorized institution the collective APV (APVC) plans for their workers; a 15% bonus for middle and low salaried-workers that make APV.

-	Investments: increase of the global range to investments of pension funds abroad; establishment of ranges for each type of fund to investments abroad; elimination of reserve of fluctuation.
-
Life and disability insurance: right of women to apply for the life and disability insurance up to 65 years old; right of the male spouse to become beneficiary of woman’s insurance, elimination of the second disability determination for total disability.

During the first half of 2009 both, the new affiliates portfolio (workers that are just entering the labor market), as well as, the life and disability insurance will be go under bidding processes. These processes should be implemented in July 2009.

By 2012 all the changes established in this new Pension Reform Law should be implemented, highlighting the complete incorporation of self employed workers to the pension system.

After more than a month of the Pension Reform Law implementation, the Government has made a positive balance. During July, 60,906 claims for solidarity pension and solidarity pension contributions for seniority and disabled people, of which 80.3% corresponded to women. Additionally, more than 480,000 solidarity basic senior and disability pensions were paid that corresponded to people who received assistance pensions programs.

Net income
In the first half of 2008 the net income was Ch$14,584.9 million, equivalent to an average return on equity of 14.4%. This result represented a real decrease of 47.9% or Ch$13,389.3 million with respect to the 1H07, basically as a result of the lower operating result despite the positive result achieved by the core business (4.8%) during the period, given the growth of fee income (13.1%), which was not enough to offset the loss recorded on mandatory investments. The non operating result registered a lower loss mainly driven by higher other income (expenses) net and lower interest expenses recorded in the period; partially offset by higher losses in price level restatement given the higher inflation applied and the negative effect of the Chilean peso depreciation against the dollar.

The operating income was lower in 44.2% or Ch$16,609.2 million with respect to the same period of the last year, caused by the losses of Ch$1,585.4 million representing a negative deviation of Ch$17,634.5 million with respect to 1H07, basically due to lower returns obtained by local and foreign stocks markets. In terms of revenues, it highlights the higher fee income stemming from the positive evolution of mandatory collection and the increase in the variable fee charged to clients, adding higher other operating revenues due to the increase in AFP Génesis’ revenues. The increase in expenses was basically related to the higher life and disability insurance premium, due to both, the increase of the temporary premium due to the higher salary base and the rise in the temporary rate, as well as, the higher provisions originated by the impact of negative returns of pension funds over the casualty costs to be covered by the Administrator. Starting February 2008, AFP Provida in light of the updating of mortality tables to calculate the cost of survival and disability casualties, increased from 2.39% to 2.59% its variable fee and the temporary premium grew from 0.70% to 1.00%, both charged over the salary base of clients.

Regarding the non operating income, this recorded a lower loss that implied a positive variation of Ch$508.2 million or 13.8% with respect to the 1H07. This result was basically sustained by higher other non operating expenses (income) net, due to the 1H07 registered the close of certain judicial contingencies, adding the decrease of interest expenses as a result of the lower balance of the short-term-banking debt and the higher gains in related companies (AFORE Bancomer in Mexico and local subsidiaries). The above was partially offset by losses in price level restatement, as a consequence of the superior inflation applied in the period and the negative effect of the foreign exchange rate.

Regarding income taxes, the period recorded a lower expense basically associated with lower results obtained in the period.

	Jun-08	Jun-07	Change	%
	(Million of constant Chilean pesos at June 30, 2008, except percentages)

Operating Income	20,958.6	37,567.8	(16,609.2)	-44.2%
Total Operating Revenues	96,486.9	103,171.3	(6,684.4)	-6.5%
Total Operating Expenses	(75,528.3)	(65,603.5)	(9,924.8)	15.1%

Other Non Operating Income (Expenses)	(3,186.7)	(3,694.9)	508.2	-13.8%

Income Taxes	(3,187.0)	(5,898.7)	2,711.7	-46.0%

Net Income	14,584.9	27,974.2	(13,389.3)	-47.9%

Earnings per share (each ADR represents fifteen shares) was Ch$44.02 as of the 1H08 that was compared with Ch$84.43 obtained in the 1H07. As of June 30, 2008, the total number of outstanding shares stood at 331,316,623, recording no changes with respect to the 1H07.

BUSINESS DEVELOPMENT

Operating revenues
In the 1H08, operating revenues were Ch$96,486.9 million, a real decrease of 6.5% or Ch$6,684.4 million with respect to the 1H07, mainly affected by the losses of Ch$1,585.4 million representing a negative deviation of Ch$17,634.5 million compared to same period last year. Likewise, fee income increased by Ch$10,718.1 million given a higher mandatory collection level and the rise of the variable fee; adding higher other operating revenues (Ch$513.7 million) stemming from the growth in fees generated by AFP Genesis. Finally, lower financial revenues of Ch$281.6 million were registered in the period, stemming from minor rates applied over the cash flows according to each the life and disability insurance contract (TIP rate for August 2003 - December 2004 contract and 85% of the portfolio return for the contract January 2005 – up to now).

●
Fee income was Ch$92,801.2 million during the first half of 2008, an increase of 13.1% or Ch$10,718.1 million with respect to the same period of the last year, an evolution in line with the mandatory contributions that increased by 13.2% during the semester, as a result of the real increase of salary base (around 6% in real terms) and the increase of variable fee from 2.39% to 2.59%, whose results were noticeable since February 2008.

All the above in a context where Provida has maintained its leading position in the pension industry with market shares over 40% in terms of clients as of June 2008 where the average of contributors amounted to 1,810,599 in the first semester of 2008.

●
Losses on mandatory investments were Ch$1,585.4 million, a decrease of Ch$17,634.5 million (109.9%) with respect to the gains recorded in the 1H07. This result was driven by the weak performance of investments in local (June 08: IPSA -1.7%, IGPA +4.1% versus June 07: IPSA +28.8%, IGPA +22.2%) and foreign stock markets (June 08: Nasdaq -13.5%, Dow Jones -14.4%, Hang Seng -20.5%, DAX -14.9%, AC Far East ex Japan -19.3% versus June 07: Nasdaq +7.8%, Dow Jones +7.6%, Hang Seng +8.5%, DAX +24.6%, AC Far East ex Japan +15.6%). The latter implied that the weighted average nominal return of pension funds was -0.82% in the 1H08, which was compared with 10.2% obtained in the 1H07.

Operating expenses
They increased by 15.1% or Ch$9,924.8 million from Ch$65,603.5 million in the 1H07 to Ch$75,528.3 million in the 1H08, due to the L&D insurance premium, explained by both, the increase of the temporary premium due to the higher salary base and the rise in the temporary rate since February 2008, as well as, the higher provisions originated by the impact of negative returns of pension funds over the casualty costs to be covered by the AFP. The latter was partially offset by inferior remunerations to administrative personnel because of lower severance payments and lower profit bonuses registered in the period.

●
Remunerations of administrative personnel amounted to Ch$9,743.8 million in the 1H08, lower by Ch$1,169.6 million or 10.7% with respect to the figure recorded in the same period of the last year. This deviation is explained by lower profit bonuses in light of the minor profits recorded in the period and an inferior level of severance payments with respect to the 1H07.

In figures, the average of the administrative staff was 1,027 workers in the 1H08, similar to the average of the 1H07 (1,025 workers). By comparing the end of both periods, the administrative staff increased by 1.7% from 1,025 to 1,042 workers.

●
Remunerations of sales personnel increased from Ch$5,525.2 million in the 1H07 to Ch$5,642.5 million in the 1H08, a variation of Ch$117.4 million (2.1%). This result was basically explained by variable remunerations paid to sales agents, given the increase in production levels achieved by the sales force, basically transfers, higher number of cases accompanied by an increase in the net salary base stemming from transfers. The above was partially offset by lower severance payments given the change of the low-productive staff made in the 1H07.

In figures, the average number of sales agents in the semester was 606 workers, a figure in line with the number of staff in the 1H07 (605 sales agents). With respect to the evolution at the each period end, the sales force increased by 4.7% from 578 salespeople in June 2007 to 605 in June 2008.

●
The cost of life and disability insurance was Ch$47,111.0 million during the 1H08, an increase of Ch$11,301.8 million or 31.6% with respect to the 1H07. This variation was mainly explained by higher expenses of Ch$10,000.9 million in temporary premium (43.0%), associated with the increase in the temporary premium rate from 0.70% to 1.00% over the salary base since February 2008, given the adjustment of contractual conditions with the insurer, as a consequence of the application of the new mortality tables. Also explaining this increase was the larger client portfolio covered, evidenced in the growth observed in the increase in the clients’ salary base.

Additionally, the period recorded higher accruals of Ch$1,300.8 million for unfavorable casualty rate (10.6%) due to the increase in the casualty rate given the rise in the cost of casualties as a product of the mortality tables updating. In addition to the above was the higher cost to be covered by the Administrator, as a result of the negative returns achieved by pension funds. The above was sustained by the fact that the difference between the required capital to finance survival and disability benefits and the funds in the affiliate’s capitalization account must be covered by Provida; therefore, a negative return comparatively implies a lower balance in the affiliates’ accounts thus a higher contribution to be made by the AFP.

●
Other operating expenses decreased from Ch$13,355.7 million in the 1H07 to Ch$13,031.0 million in the 1H08, equivalent to 2.4% or Ch$324.7 million. This result was basically driven by lower data processing expenses of Ch$470.3 million due to lower corrective developments required in the period to the Unified Platform and minor feeder services due to the adjustments made in the number of branch offices during the 1H08. Likewise, also regarding the Unified Platform, higher amortization expenses of Ch$161.8 million were recorded during the period given the evolutionary developments added to such asset in 2007.

Regarding administrative expenses, they grew by Ch$138.9 million mainly due to funds management services (intermediation and custodian services) and collection (increase in the amounts collected), an evolution partially offset by lower costs in hiring temporary services related to APV commercialization. Finally, lower selling and marketing expenses of Ch$115.4 million were recorded in the period for lower activities in connection with publicity.

Operating income
It amounted to Ch$20,958.6 million in the 1H08, inferior in Ch$16,609.2 million or 44.2% basically due to the losses on mandatory investments recorded in the period.

Other non operating income (expenses)
They recorded a loss of Ch$3,186.7 million in the 1H08, Ch$508.2 million or 13.8% lower than the loss recorded in the 1H07. This result was basically explained by the positive variations of most of its components, highlighting other non operating income (expenses) net (Ch$1,581.4 million) since the 1H07 recorded the close of certain judicial contingencies; lower interest expenses (Ch$782.4 million) due to the lower balance of short term banking debt and higher gains in related companies (Ch$581.6 million) basically driven by better results achieved by AFORE Bancomer in Mexico and local subsidiaries. The above was partially offset by the negative deviation recorded by price level restatement (Ch$2,701.4 million) in view of the higher inflation applied in the period and the depreciation of the Chilean peso against the dollar.

●
The affiliated companies results increased by Ch$581.6 million or 23.9% from an income of Ch$2,433.4 million in the 1H07 to an income of Ch$3,015.0 million in the 1H08. In terms of foreign subsidiaries, they registered a positive result of Ch$139.4 million (5.5%), where it highlights the positive result achieved by AFORE Bancomer in Mexico (Ch$673.2 million), partially offset by the lower results of AFP Horizonte in Perú (Ch$385.6 million) and the effect of the no inclusion of BBVA Crecer AFP in the Dominican Republic due to its sale at the end of 2007. Regarding local subsidiaries companies, they contributed in the aggregate of Ch$442.2 million, where the growth of 175.5% achieved by Previred.com was highlighted.

		Jun-08	Jun-07	Change	%
Company	Country	(Million of constant Chilean pesos at June 30, 2008, except percentages)

Horizonte	Peru	657.2	1,042.8	(385.6)	-37.0%

Bancomer	Mexico	2,001.8	1,328.6	673.2	50.7%

Crecer	Dominican Rep.	-	148.3	(148.3)	n.a

DCV	Chile	37.9	39.9	(2.0)	-5.1%
				-
PreviRed.com	Chile	366.7	133.1	233.6	175.5%

AFC	Chile	(48.6)	(259.2)	210.6	-81.2%
TOTAL		3,015.0	2,433.4	581.6	23.9%

In Peru, Provida Internacional is present in AFP Horizonte since 1993, currently holding a 15.87% of the shares. During the 1H08, this subsidiary generated an income of Ch$657.2 million for Provida, representing a decrease of Ch$385.6 million or 37.0% with respect to the 1H07. This result was basically explained by a drop in gains on mandatory investments and adjustments referred to taxes, which were partially offset by the growth of fee income (increase of 5.6% in number of affiliates), adding the positive effect of the appreciation of the Peruvian Sol against the dollar (1H08 1.3% v/s 1H07 0.9%). As of June 2008, this subsidiary accounted for a total of 1,121,758 affiliates and assets under management for US$4,820.9 million, figures equivalent to market shares of 27% and 23% respectively, situating it in first place in terms of affiliates and in third place regarding assets under management.

Regarding Mexico, in November 2000, Provida Internacional materialized the purchase of 7.50% of AFORE Bancomer’s equity. During the 1H08, this subsidiary recorded an income of Ch$2,001.8 million for Provida, a positive variation of Ch$673.2 million or 50.7% with respect to the 1H07, due to the increase of fees received, as a result of the higher volume of administered funds (7.7%) as well as, the positive effect stemming from the local exchange rate, because of the Mexican peso appreciation against the dollar was 5.5% in the 1H08, partly offset by the fall experimented on mandatory investments. As of June 2008, AFORE Bancomer maintained an affiliate portfolio of 4,442,338 and funds under management for US$13,061.0 million, representing market shares of 11% and 16%, respectively, situating it in third place in terms of affiliates and in second place in assets under management.

Regarding the local affiliates, it highlights the electronic collection company PreviRed.com where Provida holds a 37.9% ownership that generated earnings of Ch$366.7 million in the 1H08 for Provida, equivalent to a positive deviation of Ch$233.6 million with respect to the same period of the last year due to a higher level of activity registered in the period. The “Unemployment Funds Administrator of Chile S.A.” (AFC), a company that started operations in October 2002 and where Provida has a 37.8% ownership, represented a loss of Ch$48.6 million for Provida, implying a positive variation of Ch$210.6 million (81.2%) with respect to the loss registered in 1H07. Finally, “Investments DCV” (DCV), represented for Provida an income of Ch$37.9 million in the semester, a decrease of Ch$2.0 million with respect to the 1H07. In this company which main purpose is to invest in entities engaged in public offering securities, Provida participates with a 23.14% stake. The rest of its main shareholders are other AFPs in the industry, the same as the other two local investments (AFC and PreviRed.com), adding other financial institutions that also participate.

●
During the 1H08, the price level restatement recorded a loss of Ch$4,395.2 million, higher in Ch$2,701.4 million than the loss recorded in the 1H07. This deviation was explained by the higher inflation applied over the Company’s net liability exposure of 3.2% in the 1H08 while in the 1H07 was 1.9%. Adding to the latter was higher losses from foreign exchange rate during the period, associated with the maintenance of the dollar debt with Provida Internacional, since the 1H08 registered a depreciation of the Chilean peso against the dollar of 5.9%, whereas the 1H07 recorded an appreciation of the Chilean peso against the dollar of 1.0%.

Income taxes
As of June 30 2008, the income taxes were Ch$3,187.0 million recording a lower expense of Ch$2,711.7 million or 46.0% with respect to the 1H07, basically due to the lower result before taxes obtained in the period. Also, the period recorded an adjustment to the deferred taxes obligation, a liability that arose by gains on mandatory investments, since taxes are paid when the shares of such asset are sold. Consequently, given that the discount rate to value this asset increased by 70 basis points during the first six months of the year, the obligation for deferred taxes decreased, reducing the income taxes acknowledged in the results.

Consolidated balance sheet

●
Total assets as of June 30, 2008 were Ch$297,578.2 million, lower in Ch$18,025.0 million (5.7%) with respect to the close of June 2007. This deviation was partly sustained by lower other assets of Ch$10,113.3 million, as a consequence of the decrease of goodwill (Ch$9,508.8 million) in consideration of the normal amortization of goodwill (Ch$4,139.7 million) mainly AFP Proteccion and AFORE Bancomer and the sale of Provida’s equity interest in the Dominican Republic (Ch$3,262.4 million).

Additionally, the period recorded lower mandatory investments of Ch$5,760.0 million due to the negative returns obtained by most of pension funds during the last twelve months, which could not be offset by the normal contributions recorded by the growing salary base of contributors.

Also, the period recorded lower fixed assets of Ch$1,217.7 million mainly due to the normal depreciation of fixed assets for Ch$586.3 million, adding the decrease of other assets of Ch$431.2 million because of the scrap of certain computing devices.

●
Total liabilities decreased by Ch$24,320.8 million or 31.4% from Ch$77,511.8 million in the 1H07 to Ch$53,191.0 million in the 1H08. This result was the outcome of the lower current liability of Ch$23,058.0 million due to lower obligations with banks and financial institutions (Ch$27,657.7 million) given the financing trough the retention of earnings and the cash flow stemming from the sale of the equity interest held in BBVA Crecer AFP in the Dominican Republic at the end of 2007; partially offset by higher accruals (Ch$1,889.6 million) basically unfavorable casualty rate of the life and disability insurance and a greater number of documents and payable accounts to related companies, basically in connection with premiums to be paid to BBVA Seguros de Vida S.A.

Long term liabilities decreased by Ch$1,262.8 million due to the minor obligation associated with deferred taxes of long term (Ch$1,144.4 million) basically associated with losses recorded on mandatory investments during the period and the effect of the rise in the discount rate to calculate this obligation.

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Shareholders’ equity increased by Ch$6,295.8 million or 2.6% from Ch$238,091.3 million as of June 30, 2007 to Ch$244,387.1 million at the end of June 2008 due to higher retained earnings (Ch$9,874.4 million) sustained by the generation and retention of profits in 2007, partly offset by lower income recorded in the period. During the period lower other reserves of Ch$3,457.3 million were recorded related with the accrued adjustment by foreign exchange differences.

Exchange rate
As of June 30, 2008, it was Ch$526.05 per dollar, while at the same date of last year it was Ch$526.86. In the 1H08 a depreciation of 5.9% in the Chilean peso against the dollar was recorded, while in the 1H07 an appreciation of 1.0% in the Chilean peso against the dollar was registered.

CONSOLIDATED INCOME STATEMENT

	Jun-08	Jun-07	Change	%
	(Million of constant Chilean pesos at June 30, 2008, except percentages)

OPERATING REVENUES
Fee income	92,801.2	82,083.1	10,718.1	13.1%
Gains on mandatory investments	(1,585.4)	16,049.1	(17,634.5)	-109.9%
Rebates on L&D insurance	1,469.9	1,751.6	(281.6)	-16.1%
Other operating revenues	3,801.2	3,287.5	513.7	15.6%

Total Operating Revenues	96,486.9	103,171.3	(6,684.4)	-6.5%

OPERATING EXPENSES
Administr. personnel remunerations	(9,743.8)	(10,913.4)	1,169.6	-10.7%
Sales personnel remunerations	(5,642.5)	(5,525.2)	(117.4)	2.1%
L&D insurance	(47,111.0)	(35,809.2)	(11,301.8)	31.6%
Other operating expenses	(13,031.0)	(13,355.7)	324.7	-2.4%

Total Operating Expenses	(75,528.3)	(65,603.5)	(9,924.8)	15.1%

OPERATING INCOME	20,958.6	37,567.8	(16,609.2)	-44.2%

OTHER NON OPERATING EXPENSES (INCOME)
Gains on investments	97.1	10.5	86.6	821.6%
Profit (loss) in affil. companies	3,015.0	2,433.4	581.6	23.9%
Amortization of goodwill	(2,712.3)	(2,889.9)	177.6	-6.1%
Interest expense	(400.8)	(1,183.3)	782.4	-66.1%
Other income (expenses) net	1,209.6	(371.8)	1,581.4	-425.4%
Price level restatement	(4,395.2)	(1,693.8)	(2,701.4)	159.5%

Total Other Non Operating Expenses (Income)	(3,186.7)	(3,694.9)	508.2	-13.8%

INCOME BEFORE TAXES	17,771.9	33,872.9	(16,101.0)	-47.5%

INCOME TAXES	(3,187.0)	(5,898.7)	2,711.7	-46.0%

NET INCOME	14,584.9	27,974.2	(13,389.3)	-47.9%

CONSOLIDATED BALANCE SHEET

	Jun-08	Jun-07	Change	%
	(Million of constant Chilean pesos at June 30, 2008, except percentages)

ASSETS
Current Assets	20,524.4	21,458.3	(934.0)	-4.4%
Marketable Securities - Reserve	169,491.1	175,251.1	(5,760.0)	-3.3%
Premises and Equipment	27,070.6	28,288.3	(1,217.7)	-4.3%
Other Assets	80,492.1	90,605.5	(10,113.3)	-11.2%

TOTAL ASSETS	297,578.2	315,603.2	(18,025.0)	-5.7%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities	44,970.8	68,028.8	(23,058.0)	-33.9%
Long-Term Liabilities	8,220.2	9,483.0	(1,262.8)	-13.3%

Minority Interest	0.1	0.1	(0.0)	-7.0%

Shareholders´ Equity	244,387.1	238,091.3	6,295.8	2.6%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	297,578.2	315,603.2	(18,025.0)	-5.7%

CONSOLIDATED CASH FLOW STATEMENT

	Jun-08	Jun-07	Change	%
	(Million of constant Chilean pesos at June 30, 2008, except percentages)

CASH FLOW FROM OPERATING ACTIVITIES	8,548.0	15,252.4	(6,704.4)	-44.0%
Total Operational Income	100,644.4	92,086.3	8,558.1	9.3%
Total Operational Expenses	(92,096.3)	(76,833.9)	(15,262.5)	19.9%

CASH FLOW FROM FINANCING ACTIVITIES	(3,308.8)	(14,513.0)	11,204.2	77.2%

CASH FLOW FROM INVESTING ACTIVITIES	(2,384.6)	(387.1)	(1,997.5)	516.0%

TOTAL NET CASH FLOW	2,854.6	352.3	2,502.3	710.2%

A.F.P. PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE SECOND QUARTER OF 2008

Net income
In the second quarter of 2008 (2Q08), the net income was Ch$12,684.1 million, lower in Ch$3,155.1 million or 19.9% with respect to the second quarter of 2007 (2Q07). This result was partly attained by the lower operating result, despite the growth of 22.9% achieved by the core business, as a consequence of higher fee income and the lower growth of expenses with respect to revenues; which was not enough to offset lower gains on mandatory investments basically in view of minor returns achieved by local stock markets during the quarter. In non operating terms, the period recorded a loss higher than the loss recorded in the 2Q07, mainly as a result of losses in price level restatement, which was partly offset by higher other income (expenses) net.

In operating terms, the period recorded a lower result of Ch$2,477.4 million or 11.3%, basically as the outcome of lower gains on mandatory investments, implying a negative variation of Ch$4,812.4 million. Likewise fee income increased by 14.2% boosted by higher mandatory collection recorded in the period and the rise of the variable fee charged to clients; while operating expenses rose in a lower extent (11.8%) as a result of the higher life and disability insurance premium due to both, the increase in the salary base level during the quarter and the rise of the temporary premium.

In non operating terms, a higher loss of Ch$1,630.5 million or 59.3% was recorded, basically stemming from losses in price level restatement originated by the effect depreciation of the Chilean peso against dollar in the debt with Provida Internacional; adding lower profits in related companies fundamentally foreign subsidiaries. Partially offsetting the above were higher income (expenses) net, since the 2Q07 incorporated the close of certain judicial contingencies.

	2Q08	2Q07	Change	%
	(Million of constant Chilean pesos at June 30, 2008, except percentages)

Operating income	19,386.7	21,864.2	(2,477.4)	-11.3%
Total operating revenues	55,401.0	54,079.5	1,321.5	2.4%
Total operating expenses	(36,014.3)	(32,215.4)	(3,798.9)	11.8%

Other non operating expenses (income)	(4,379.7)	(2,749.2)	(1,630.5)	59.3%

Income taxes	(2,322.9)	(3,275.7)	952.8	-29.1%

Net income	12,684.1	15,839.2	(3,155.1)	-19.9%

Earnings per share (each ADR represents fifteen shares) during the quarter was Ch$38.28 while in the same quarter last year, this was Ch$47.81. At the close of the 2Q08, the total number of shares stood at 331,316,623, recording no changes with respect to the level observed in the 2Q07.

Operating revenues
They were Ch$55,401.0 million in the 2Q08, an increase of 2.4% or Ch$1,321.5 million with respect to the 2Q07. This result was driven by higher fee income, generated by both Provida and its subsidiary company Genesis (recorded in other operating revenues), which was partially offset by lower gains on mandatory investments and lower financial revenues because of minor rates applied over the cash flows of each life and disability insurance contract (TIP rate for August 2003 - December 2004 contract and 85% of the portfolio return for the contract January 2005 – up to now).

●
Fee income increased by 14.2% or Ch$5,813.0 million with respect to the 2Q07, amounting to Ch$46,812.3 million in the period, an evolution in line with the 14.4% growth reached in mandatory contributions stemming from both the increase in salary base (around 5.5% in real terms), as well as, the rise of the variable fee over the client’s taxable salary applied in 2008 (2.39% to 2.59%).

In terms of clients, the average number of contributors was 1,847,035 in the second quarter of 2008; hence, Provida maintains its leading position with an average market share over 40%.

●
During the 2Q08, gains on mandatory investments were Ch$5,849.2 million, lower in Ch$4,812.4 million with respect to the amount recorded in the 2Q07. This result was mainly driven by lower returns recorded by local stock markets (2Q08: IPSA +3.4%, IGPA +9.1% versus 2Q07: IPSA +18.5%, IGPA +13.6%). The latter implied that the weighted average nominal return of pension funds was 3.6% in the 2Q08, while in the same period of the last year, the return was 6.6%.

Operating expenses
They amounted to Ch$36,014.3 million during the quarter, an increase of 11.8% or Ch$3,798.9 million with respect to the 2Q07. This result was explained by the life and disability insurance premium mainly due to the rise in the temporary premium rate in 2008. The above was partially offset by lower costs in administrative remunerations basically due to the lower profit bonuses and severance payments recorded in the period.

●
The administrative personnel remunerations were Ch$5,067.7 million in the 2Q08, a decrease of Ch$496.0 million or 8.9% with respect to the same quarter of 2007. This result basically stemmed from lower accruals for profit bonuses made in view of the lower income obtained in the quarter, adding lower severance payments recorded in the 2Q08.

In figures, the average administrative staff increased by 1.1% in the 2Q08 with respect to the 2Q07, from 1,021 employees to 1,032.

●
The sales personnel remuneration amounted to Ch$2,748.0 million in the 2Q08, an increase of Ch$62.2 million (2.3%) with respect to the same quarter of the last year. This variation was mainly driven by variable remunerations paid to sales agents, as a result of the higher production levels achieved. The latter was partially offset by lower severance payments since in the 2Q07 a commercial plan was developed to change the staff in order to have a better profile staff with higher productivity.

Regarding sales staff, the average number of sale agents increased from 585 in the 2Q07 to 604 in the 2Q08, representing a growth of 3.3%.

●
During the 2Q08 the life and disability insurance expense was Ch$21,496.1 million, higher in Ch$4,313.5 million or 25.1% with respect to the figure recorded in the same period of the last year. This variation was the result, as in the semester, of the higher temporary premium (Ch$5,792.5 million) given the increase of the temporary premium from 0.7% to 1.0% and the increase of the clients’ salary base recorded in the quarter.

The latter was partially offset by lower accruals for unfavorable casualty rate of Ch$1,479.1 million. Although the accounting casualty rate increased, due to mortality tables updating that imply higher casualty costs, plus lower pension funds returns as a consequence of the rise in the temporary premium, the differential to be constituted as accruals decreased in the 2Q07.

●
Other operating expenses decreased by 1.2% or Ch$80.8 million from Ch$6,783.2 million recorded in the 2Q07 to Ch$6,702.4 million in the 2Q08. This variation was the result of lower data processing expenses (Ch$345.8 million) given the lower requirement of corrective activities referred to the Unified Platform during the 2Q08, partly compensated by the higher amortization costs in the period (Ch$81.2 million) related to new investments made in 2007 in connection with this asset. Likewise, higher selling and marketing expenses (Ch$64.2 million) were recorded in the period, given the start up of the APV campaign in June 2008.

Operating income
It totaled Ch$19,386.7 million, a decrease of 11.3% or Ch$2,477.4 million with respect to the 2Q07 given that the good performance of the core business was not enough to offset lower gains on mandatory investments.

Other non-operating expenses (income)
They recorded a loss of Ch$4,379.7 million, a variation of Ch$1,630.5 million or 59.3% higher than the loss recorded in the 2Q07. This deviation was mainly attained by losses in price level restatement recorded in the quarter that implied a negative deviation of Ch$3,539.1 million due to the negative effect of exchange rate. It added to the above, lower earnings in related companies (Ch$505.3 million) given the lower results obtained by foreign subsidiaries. The latter was partially offset by other income (expenses) net of Ch$2,018.7 million due to the 2Q07 recorded costs stemming from the close of certain judicial contingencies, adding the taxes recovery from the sale of BBVA Crecer AFP in the Dominican Republic in 2Q08.

●
The results in affiliated companies decreased by Ch$505.3 million or 27.0% from an income of Ch$1,873.5 million in the 2Q07 to Ch$1,368.2 million in the 2Q08. This variation was boosted by the lower result of Ch$730.4 million attained by foreign subsidiaries, especially lower results generated by AFP Horizonte in Peru mainly affected by the mandatory investments results and the exclusion of BBVA Crecer AFP’s profits in view of its sale at the end of 2007. Partly offsetting the above was the positive result achieved by local subsidiaries that recorded a positive result in the aggregate of Ch$225.1 million, where it highlighted the growth of 168.7% achieved by Previred.com.

		2Q08	2Q07	Change	%
Company	Country	(Million of constant Chilean pesos at June 30, 2008, except percentages)

Horizonte	Peru	194.8	595.4	(400.6)	-67.3%

Bancomer	Mexico	988.0	1,216.9	(228.8)	-18.8%

Crecer	Dominican Rep.	-	100.9	(100.9)	-100.0%

DCV	Chile	20.0	26.1	(6.1)	-23.4%

PreviRed.com	Chile	199.0	74.0	124.9	168.7%
				-
AFC	Chile	(33.6)	(139.8)	106.3	-76.0%
TOTAL		1,368.2	1,873.5	(505.3)	-27.0%

●
The price level restatement recorded a loss of Ch$4,866.4 million, higher in Ch$3,539.1 million with respect to the loss recorded in the same period of 2007. This variation was the outcome of the loss in foreign exchange rate arisen in the period, associated with the maintenance of the dollar debt with Provida Internacional, since in the 2Q08 a depreciation of 20.2% in the Chilean peso against the dollar was recorded, while in the 2Q07 an appreciation of 2.3% was recorded. Additionally, the period recorded a higher inflation of 1.5% in the 2Q08 applied over the Company’s net liability exposure, meanwhile this exposure was 1.2% in the same period of the last year.

Income taxes
In the 2Q08, income taxes was Ch$2,322.9 million, lower in Ch$952.8 million with respect to the 2Q07, basically as a result of lower gains before taxes obtained in the quarter. Also, the quarter recorded an adjustment to the deferred taxes obligation that reduced income taxes acknowledged in the results, triggered by the increase in 80 basis points of the discount rate to value this liability in the 1Q08.

Exchange rate
In the 2Q08, a depreciation of 20.2% of the Chilean peso against the dollar was recorded, while in the 2Q07 an appreciation of 2.3% of the Chilean peso against the dollar was recorded.

CONSOLIDATED INCOME STATEMENT

	2Q08	2Q07	Change	% Change
	(Million of constant Chilean pesos at June 30, 2008, except percentages)

OPERATING REVENUES
Fee income	46,812.3	40,999.3	5,813.0	14.2%
Gains on mandatory investments	5,849.2	10,661.6	(4,812.4)	-45.1%
Rebates on L&D insurance	664.0	758.3	(94.2)	-12.4%
Other operating revenues	2,075.5	1,660.4	415.1	25.0%

Total Operating Revenues	55,401.0	54,079.5	1,321.5	2.4%

OPERATING EXPENSES
Administr. personnel remunerations	(5,067.7)	(5,563.6)	496.0	-8.9%
Sales personnel remunerations	(2,748.0)	(2,685.8)	(62.2)	2.3%
L&D insurance	(21,496.1)	(17,182.7)	(4,313.5)	25.1%
Other operating expenses	(6,702.4)	(6,783.2)	80.8	-1.2%

Total Operating Expenses	(36,014.3)	(32,215.4)	(3,798.9)	11.8%

OPERATING INCOME	19,386.7	21,864.2	(2,477.4)	-11.3%

OTHER NON OPERATING EXPENSES (INCOME)
Gains on investments	10.2	5.2	5.0	97.6%
Profit (loss) in affil. companies	1,368.2	1,873.5	(505.3)	-27.0%
Amortization of goodwill	(1,393.0)	(1,421.3)	28.3	-2.0%
Interest expense	(238.7)	(600.6)	361.9	-60.3%
Other income net	740.0	(1,278.8)	2,018.7	-157.9%
Price level restatement	(4,866.4)	(1,327.3)	(3,539.1)	266.6%

Total Other Non Operating Expenses (Income)	(4,379.7)	(2,749.2)	(1,630.5)	59.3%

INCOME BEFORE TAXES	15,007.0	19,114.9	(4,107.9)	-21.5%

INCOME TAXES	(2,322.9)	(3,275.7)	952.8	-29.1%

NET INCOME	12,684.1	15,839.2	(3,155.1)	-19.9%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	August 18, 2008	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	August 18, 2008	By:	/s/ Maria Paz Yañez
			Name:	Maria Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.